PROTAGENIC THERAPEUTICS, INC.

149 Fifth Avenue

New York, NY 10010

April 23, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nick Lamparski, Esq.

Re:	Protagenic Therapeutics, Inc.
Registration Statement on Form S-l
File No. 333-253006

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Protagenic Therapeutics, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-253006), as amended (the “Registration Statement”), so that it may become effective at 5:00 p.m. EST on Monday, April 26, 2021 or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dean M. Colucci of Duane Morris LLP, counsel to the Company, at (973) 424-2020, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

PROTAGENIC THERAPEUTICS, INC.

By:	/s/ Garo Armen
Name:	Garo Armen
Title:	Executive Chairman